SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. ___)

SHADES HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

         NONE
(CUSIP Number)

John N. Giordano, Esq., 1801 N. Highland Avenue
TAMPA, FLORIDA 33602 (813) 224-9255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

              OCTOBER 25, 2010*
(Date of Event Which Requires Filing of This Statement)

* The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. NONE
1.	Names of Reporting Persons. Sean M. Lyons
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount of Row (11) 85.00%
14.	Type of Reporting Person IN

Item 1.     Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Shades Holdings, Inc., a Florida corporation ("Company").  The address of the principal executive office of the Company is 20711 Sterlington Drive, Land O’Lakes, Florida 34638, (813) 454-0130.

Item 2.    Identity and Background.

Item 2(a).    Name:  Sean M. Lyons

Item 2(b).    Business Address:    20711 Sterlington Drive
              Tampa, Florida 34638

Item 2(c).    Occupation:                 Chief Executive Officer

Sean M. Lyons is employed by Shades Holdings, Inc., a Florida corporation, as its Chief Executive Officer.  The address of Shades Holdings, Inc. is 20711 Sterlington Drive, Tampa, Florida 34638, (813) 454-0130.

Item 2(d).   Criminal Proceedings:

During the last five years Sean M. Lyons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).    Civil proceedings:

During the last five years Sean M. Lyons has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship: U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration.

PF – Personal Funds.  Please see Item 4, below, for a description of the acquisition of the securities.

Item 4.    Purpose of Transaction.

Mr. Lyons acquired 20,000,000 shares of the Company’s common stock on November 23, 2009.  Mr. Lyons acquired these shares with his personal funds.

Mr. Lyons has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.    Interest in Securities of Shades Holdings, Inc.

(a)   Sean M. Lyons beneficially owns 20,000,000 common shares, representing 85.00% of the class. In addition, Michelle Lyons, the wife of Sean M. Lyons owns an additional 8,000 shares of the Company’s common stock. Mr. Lyons expressly disclaims beneficial ownership of these securities, and this filing shall not be deemed an admission that Mr. Lyons is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(b)   For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the common stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c)   No transactions in the Company’s common stock were effected by Mr. Lyons during the past 60 days.  Mr. Lyons acquired his shares in Shades Holdings, Inc. on November 23, 2009.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Shades Holdings, Inc. owned by Sean M. Lyons.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Shades Holdings, Inc.

Mr. Lyons has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7    Material to be Filed as Exhibits.

Not applicable.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2010	/s/ Sean M. Lyons
Sean M. Lyons